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LIFEWAY FOODS, INC.
For Immediate Release
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         LIFEWAY FOODS, INC. REPORTS FIRST QUARTER RESULTS: SALES UP 18%

Morton Grove, IL, May 16, 2005 - Lifeway Foods, Inc. (Nasdaq: LWAY) today reported financial results for the first quarter ended March 31, 2005. Lifeway reported record 1st quarter revenues of $4.66 million, up 18% from last year's first quarter revenues of $3.93 million. Excluding the one-time sales to the Sav-a-Lot account, which accounted for $362,000 in sales for first quarter 2004, the sales would have increased approximately 30 percent in 2005. Gross profit increased by 13% over the same time period.

Net income was $725,391 or $.09 per split-adjusted share in 2005 versus a net income of $765,199 or $.09 per split-adjusted share in 2004. Contributing to the change in net income and earnings per share was a rise in legal and regulatory costs, as well as insurance and utility costs.

Julie Smolyansky CEO states "In the first quarter we rolled out our full line of new packaging, and the results have been great as evident in our sales growth. "We feel very confident of the continued market penetration of our products, and the future success of Lifeway."

Edward Smolyansky, CFO, commented, "We are extremely pleased with our first quarter results. The cost of milk, the largest component of our raw materials, increased approximately 25% in the first quarter 2005 from the same period a year ago. We feel comfortable we can continue to maintain strong margins even in the environment of high raw material prices, and an overall increase in the cost of doing business."

 "In addition, our cash flow from operations remains strong. We have finished our stock buyback, and our balance sheet continues to strengthen. We remained focused on creating shareholder value," added Smolyansky

Lifeway is a manufacturer of cultured, probiotic and functional food products in the health food industry, and is America's leading supplier of the cultured dairy product known as kefir. The Company markets 12 flavors of kefir and does a successful business exporting its products to Canada. The Company also participates in the organic and soy markets with Lifeway OrganicTM, Organic Kefir and Kefir Cheese, and America's first soy kefir, called SoyTreat(R).

For more information, contact Julie Smolyansky, President, Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net or visit www.lifeway.net.

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

                               LIFEWAY FOODS, INC.
                          Condensed Statement of Income


                                               Three Months Ended

                                    MARCH 31, 2005             MARCH 31, 2004
                                      ----------                  ----------
Sales                                 $4,656,860                  $3,935,079
Cost of Goods Sold                     2,577,956                   2,099,198
                                      ----------                  ----------
Gross Profit                           2,078,904                   1,835,881
OPERATING EXPENSES                     1,155,180                     882,029
INCOME FROM OPERATIONS                   923,724                     953,852
INCOME BEFORE TAXES                    1,183,214                   1,255,732
Income taxes                             457,823                     490,533
                                      ----------                  ----------
NET INCOME                            $  725,391                  $  765,199

EARNINGS PER SHARE                    $      .09                  $      .09
                                      ==========                  ==========

WTG. AVE. SHARES                       8,432,653                   8,436,888


                                  BALANCE SHEET

                               THREE MONTHS ENDED


                                       MARCH  31, 2005           MARCH 31, 2004
                                         -----------               -----------

CASH AND CASH EQUIVALENTS                $ 5,434,032               $ 4,632,830

CURRENT ASSETS                           $16,147,465               $14,587,172
                                         -----------               -----------

CURRENT LIABILITIES                          923,198                   864,135

STOCKHOLDERS EQUITY                       18,257,623                16,423,090